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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of frequently asked questions and answers relating to the Merger and is directed to HP employees. This FAQ is posted on HP's internal web site.

1. CAN YOU PROVIDE MORE INFORMATION ON THE 15,000 WORKFORCE REDUCTIONS MENTIONED BY THE MEDIA?

We currently estimate headcount reductions of approximately 15,000, or about 10 percent of the COMBINED workforce, will occur during the first two years after the merger closes. This will be achieved through a combination of targeted job reductions and attrition. The reductions will be in addition to those announced previously by HP and Compaq. Both companies will be impacted, but at this early stage, we cannot provide specific breakdowns for HP and Compaq. In countries where consultation with workers' councils, trade unions and governmental authorities is required, no decisions will be made until the consultations are complete.

During the period between now and the closing, HP will continue to make decisions that may involve further reductions in staffing levels in defined areas of the company. Actions taken may include decisions that are considered "business as usual" for HP, such as consolidations, decisions to exit particular businesses and divestitures/outsourcing.

2. HOW WILL THIS MERGER ANNOUNCEMENT AFFECT THE WORKFORCE REDUCTION PROGRAM IN COUNTRIES THAT ARE STILL FINALIZING THEIR PLANS AND HAVE NOT ENTERED THE IMPLEMENTATION STAGE?

As the merger will not be final for approximately 5-8 months, the announcement should have no effect on the planning and implementation of the current Workforce Reduction Programs. In countries where implementation has not yet begun, HP will continue to consult with workers' councils, trade unions and governmental authorities as required.

3. PRIOR TO THE MERGER CLOSING, WHAT SHOULD WE FOCUS ON? HOW SHOULD WE INTERACT WITH COMPAQ?

During this time, it is crucial that you keep doing what you've been doing, unless the Integration Office instructs you differently. Subject to regulatory and shareholder approvals and customary closing conditions, the transaction is expected to close in the first half of 2002.

Employees should follow these guidelines until the deal clears government review and the merger is complete:

     o Don't share confidential information with anyone outside HP, including Compaq;

     o Write carefully. Do not create documents that discuss the transaction or Compaq. This applies to all written materials, e-mails, bulletin boards and

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       chat rooms. Remember, every such writing will need to be submitted to the government during the merger review process;

     o Don't make joint sales calls with Compaq;

     o If you do not currently have a relationship with Compaq, do not form one. If you do have an existing relationship, do not expand it; and

     o Do not make statements about which products or employees will survive the merger.

More information about the PRE-MERGER "DO'S AND DON'TS" may be found on [HP's internal web site]

4. HOW WILL HP'S BACK-END/FRONT-END ORGANIZATIONAL STRUCTURE CHANGE?

Both HP and Compaq have recently moved to a front/back organizational model, work that will be built on in the new organization. CEO Carly Fiorina has stated that the new HP will continue to leverage the front/back model, with the goal of aligning go-to-market front-end organizations with product-development back-end organizations as much as possible.

Many employees have had questions about the organizational structure - consisting of four primary businesses -- that has been announced. Keep in mind that this organizational structure is not complete at this point, as we have announced only the product (back-end) organizations at this point. Further defining the rest of the organizational structure is a high priority for the Integration Office, which will communicate more information to employees as appropriate.

5. WHY DOES A MERGER OF TWO U.S. COMPANIES REQUIRE EUROPEAN APPROVAL?

While both Compaq and HP are headquartered in the United States, both companies also have significant operations in other regions. These non-U.S. operations are subject to local laws, including local competition laws. Therefore, while U.S. regulatory approval governs the activities in the United States, foreign activities remain subject to regional laws and approvals, including European regulatory approval.

6. SOME ANALYSTS AND MEMBERS OF THE MEDIA HAVE FOCUSED ON THE DIFFICULTY OF INTEGRATING TWO LARGE COMPANIES. WHAT WILL WE DO TO ENSURE THE INTEGRATION IS SUCCESSFUL?

First, we have a dedicated senior management team - led by HP's Webb McKinney and Compaq's Jeff Clarke -- working on the integration. The Integration Office is committed to making tightly focused decisions -- guided by distinct milestones and metrics -- with speed and clarity.

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We are also looking at and learning from both HP and Compaq's past acquisitions, as well as analyzing what worked in other large companies.

7. CARLY HAS SAID THAT HP IS IN THE "MIDDLE GAME" OF REINVENTION. HOW WILL THIS INTEGRATION EFFORT AFFECT THE PROGRESS WE WERE MAKING WITH REINVENTION?

It won't. HP remains committed to its reinvention efforts and the strategic path the company has outlined. As Carly pointed out in her September 3 announcement, the merger announcement represents an ACCELERATION of our strategy and a sizeable step forward in the journey to become a market leader - No. 1 or No. 2
- in every category in which HP competes. In the transition period before the merger is finalized, we'll continue with our ongoing efforts to be more cost competitive and effective in front of customers.


***********
FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

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Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/ prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed

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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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